SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 5th, 2003

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

7, rue de Téhéran, 75008 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:

A press release dated June 5, 2003 announcing that Group Danone has reached an agreement to sell its 44% interest in BSN Glasspack.

———————————————  PRESS RELEASE  ———————————————

Paris, 5 June 2003

DANONE TO SELL 44% INTEREST IN BSN GLASSPACK

Groupe DANONE has reached an agreement with GLASSPACK PARTICIPATIONS, a holding company financed by investment funds advised by CVC Capital Partners, for the sale of its remaining 44% interest in BSN GLASSPACK.

In 1999, GLASSPACK PARTICIPATIONS acquired a 56% interest in BSN GLASSPACK, the company created by combining the glass container businesses of DANONE and GERRESHEIMER.

For further information :

Corporate Communication : 33 1 44 35 20 75 – Investor Relations Department : 33 1 44 35 20 76

GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: June 5, 2003	By:	/s/ EMMANUEL FABER
Name: Emmanuel Faber Title: Senior Executive Vice-President Chief Financial Officer

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